EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR MAY 24, 2002

Banco Santander Central Hispano, S.A.
(Exact name of Registrant as specified in its charter)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO SANTANDER CENTRAL HISPANO, S.A.

Table of Contents

Santander Central Hispano

MAJOR EVENT

SANTANDER CENTRAL HISPANO SELLS PATAGON AMERICA AND CONCENTRATES ITS PATAGON BUSINESS IN EUROPE

Wenceslao Casares, Guillermo Kirchner acquire the Latin American affiliate, which will cease to operate under the Patagon name

Madrid, 24th May 2002. Santander Central Hispano has concluded the restructuring process of Patagon Euro S.L., the holding company which comprised Patagon.com International Inc and its affiliates (Patagon America), Santander Direkt Bank (Germany) and Patagon Internet Bank (Spain).

The Group has acquired 11.41% of the share capital (shares and share rights) of Patagon Euro S.L. previously held by Wenceslao Casares, Guillermo Kirchner and other minority shareholders for 22.02 million dollars, thus gaining control of 100% of the company's capital. It has subsequently sold 100% of Patagon América to Wenceslao Casares and Guillermo Kirchner for 9.84 million dollars.

The agreement includes the transfer of the Patagon brand name to Patagon Euro, establishing a maximum time-limit of 30 days for Patagon America to cease operating under this name. Furthermore, Patagon América accepts responsibility in respect of third-party claims on it.

The Santander Central Hispano Group will charge a total amount of 700 million euros against its earnings statement for the second quarter. This includes an amount of 616 million euros with respect to goodwill pending amortisation.

Following this operation, SCH will concentrate its on-line banking activity in Europe, with the aim of consolidating profitability in Spain and Germany. Patagon Internet Bank has over 273,000 customers, an increase of 95,000 over the past year, and balance sheet funds of 2,170 million euros. In Germany, Patagon has 130,000 customers and a business volume of 1,690 million euros.

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

In Latin America, the Group has developed a standard Internet platform for the 11 countries in which it operates. Over 900,000 customers operate via this alternative channel, representing a market penetration of 11%. Over 14 million operations and consultations are made each month using this platform, of which more than 1.2 million are operational transactions

Investor Relations Department
Plaza de Canalejas, 1-5th Floor; 28014 Madrid; Phone: 3491.5581031/1365/2040/1370, Fax: 3491.5226670/5581453

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BANCO SANTANDER CENTRAL HISPANO, S.A.

Date: May 24,2002

By: ______________________

Name: José Luis del Valle

Title: Executive Vice President